EXHIBIT 99.2

BCE Inc. (1)
Consolidated Operational Data

($ millions of Canadian dollars, except per share amounts) (unaudited)	Q3 2011	Q3 2010	$ change	% change		YTD 2011	YTD 2010	$ change	% change
Operating revenues	4,910	4,517	393	8.7%		14,331	13,390	941	7.0%
Operating costs (A)	(2,907)	(2,627)	(280)	(10.7%)		(8,389)	(7,802)	(587)	(7.5%)
Pension current service costs	(62)	(49)	(13)	(26.5%)		(182)	(151)	(31)	(20.5%)
EBITDA (3)	1,941	1,841	100	5.4%		5,760	5,437	323	5.9%
EBITDA margin (5)	39.5%	40.8%		(1.3	) pts	40.2%	40.6%		(0.4	) pts
Depreciation	(628)	(600)	(28)	(4.7%)		(1,877)	(1,781)	(96)	(5.4%)
Amortization of intangible assets	(180)	(181)	1	0.6%		(542)	(544)	2	0.4%
Severance, acquisition and other costs	(130)	(129)	(1)	(0.8%)		(410)	(176)	(234)	n.m.
Finance costs
Interest expense	(210)	(169)	(41)	(24.3%)		(627)	(511)	(116)	(22.7%)
Interest on employee benefit obligations	(247)	(248)	1	0.4%		(736)	(744)	8	1.1%
Interest on fund unit liability	-	(92)	92	100.0%		-	(277)	277	100.0%
Expected return on pension plan assets	259	225	34	15.1%		772	674	98	14.5%
Other income (expense)	11	(67)	78	n.m.		134	241	(107)	(44.4%)
Earnings before income taxes	816	580	236	40.7%		2,474	2,319	155	6.7%
Income taxes	(80)	(98)	18	18.4%		(473)	(473)	-	0.0%
Net earnings	736	482	254	52.7%		2,001	1,846	155	8.4%
Net earnings attributable to:
Common shareholders	642	454	188	41.4%		1,735	1,765	(30)	(1.7%)
Preferred shareholders	33	27	6	22.2%		93	83	10	12.0%
Non-controlling interest	61	1	60	n.m.		173	(2)	175	n.m.
Net earnings	736	482	254	52.7%		2,001	1,846	155	8.4%
Net earnings per common share - basic	$0.83	$0.60	$0.23	38.3%		$2.26	$2.32	$(0.06)	(2.6%)
Net earnings per common share - diluted	$0.82	$0.60	$0.22	36.7%		$2.25	$2.32	$(0.07)	(3.0%)
Dividends per common share	$0.5175	$0.4575	$0.06	13.1%		$1.5275	$1.3275	$0.20	15.1%
Average number of common shares outstanding - basic (millions)	777.6	756.7				769.1	760.7
Average number of common shares outstanding - diluted (millions)	778.2	757.3				769.5	761.1
Number of common shares outstanding (millions)	778.0	755.6				778.0	755.6

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	642	454	188	41.4%		1,735	1,765	(30)	(1.7%)
Severance, acquisition and other costs	82	91	(9)	(9.9%)		284	122	162	n.m.
Net gains on investments	-	-	-	n.m.		(89)	(133)	44	33.1%
Fair value adjustment on fund unit liability	-	56	(56)	100.0%		-	(107)	107	100.0%
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	10	(10)	100.0%		-	26	(26)	(100.0%)
Adjusted net earnings attributable to common shareholders	724	611	113	18.5%		1,930	1,673	257	15.4%
Impact on net earnings per share	$0.10	$0.21	$(0.11)	(52.4%)		$0.25	$(0.12)	$0.37	n.m.

Adjusted EPS (4)	$0.93	$0.81	$0.12	14.8%		$2.51	$2.20	$0.31	14.1%

(A)	Excludes pension current service costs
n.m. :	not meaningful

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 2

BCE Inc.
Consolidated Operational Data - Historical Trend

($ millions of Canadian dollars, except per share amounts) (unaudited)	YTD 2011	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Operating revenues	14,331	4,910	4,955	4,466	18,069	4,679	4,517	4,440	4,433
Operating costs (A)	(8,389)	(2,907)	(2,908)	(2,574)	(10,684)	(2,882)	(2,627)	(2,548)	(2,627)
Pension current service costs	(182)	(62)	(61)	(59)	(200)	(49)	(49)	(49)	(53)
EBITDA	5,760	1,941	1,986	1,833	7,185	1,748	1,841	1,843	1,753
EBITDA margin	40.2%	39.5%	40.1%	41.0%	39.8%	37.4%	40.8%	41.5%	39.5%
Depreciation	(1,877)	(628)	(638)	(611)	(2,388)	(607)	(600)	(595)	(586)
Amortization of intangible assets	(542)	(180)	(183)	(179)	(737)	(193)	(181)	(183)	(180)
Severance, acquisition and other costs	(410)	(130)	(219)	(61)	(262)	(86)	(129)	(15)	(32)
Finance costs
Interest expense	(627)	(210)	(226)	(191)	(685)	(174)	(169)	(170)	(172)
Interest on employee benefit obligations	(736)	(247)	(247)	(242)	(992)	(248)	(248)	(248)	(248)
Interest on fund unit liability	-	-	-	-	(370)	(93)	(92)	(93)	(92)
Expected return on pension plan assets	772	259	259	254	898	224	225	224	225
Other income (expense)	134	11	145	(22)	173	(68)	(67)	39	269
Earnings before income taxes	2,474	816	877	781	2,822	503	580	802	937
Income taxes	(473)	(80)	(194)	(199)	(632)	(159)	(98)	(172)	(203)
Net earnings	2,001	736	683	582	2,190	344	482	630	734
Net earnings attributable to:
Common shareholders	1,735	642	590	503	2,083	318	454	605	706
Preferred shareholders	93	33	31	29	112	29	27	27	29
Non-controlling interest	173	61	62	50	(5)	(3)	1	(2)	(1)
Net earnings	2,001	736	683	582	2,190	344	482	630	734
Net earnings per common share - basic	$2.26	$0.83	$0.76	$0.67	$2.74	$0.42	$0.60	$0.80	$0.92
Net earnings per common share - diluted	$2.25	$0.82	$0.76	$0.67	$2.74	$0.42	$0.60	$0.80	$0.92
Dividends per common share	$1.5275	$0.5175	$0.5175	$0.4925	$1.7850	$0.4575	$0.4575	$0.4350	$0.4350
Average number of common shares outstanding - basic (millions)	769.1	777.6	776.6	752.9	759.0	754.1	756.7	759.7	765.7
Average number of common shares outstanding - diluted (millions)	769.5	778.2	777.1	753.5	759.5	755.0	757.3	760.1	766.0
Number of common shares outstanding (millions)	778.0	778.0	777.5	754.1	752.3	752.3	755.6	759.1	763.0

Adjusted Net Earnings and EPS
Net earnings attributable to common shareholders	1,735	642	590	503	2,083	318	454	605	706
Severance, acquisition and other costs	284	82	162	40	189	67	91	6	25
Net gains on investments	(89)	-	(89)	-	(133)	-	-	(8)	(125)
Fair value adjustment on fund unit liability	-	-	-	-	(49)	58	56	(16)	(147)
Adjustment to reflect interest on fund unit liability as non-controlling interest	-	-	-	-	29	3	10	8	8
Adjusted net earnings attributable to common shareholders	1,930	724	663	543	2,119	446	611	595	467
Impact on net earnings per share	$0.25	$0.10	$0.10	$0.05	$0.05	$0.17	$0.21	$(0.02)	$(0.31)

Adjusted EPS	$2.51	$0.93	$0.86	$0.72	$2.79	$0.59	$0.81	$0.78	$0.61

(A)	Excludes pension current service costs

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 3

BCE Inc.
Segmented Data (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2011	Q3 2010	$ change	% change		YTD 2011	YTD 2010	$ change	% change

Revenues
Bell Wireline	2,610	2,694	(84)	(3.1%)		7,912	8,126	(214)	(2.6%)
Bell Wireless	1,339	1,268	71	5.6%		3,866	3,617	249	6.9%
Bell Media	435	-	435	n.m.		964	-	964	n.m.
Inter-segment eliminations	(71)	(46)	(25)	(54.3%)		(185)	(139)	(46)	(33.1%)
Total Bell	4,313	3,916	397	10.1%		12,557	11,604	953	8.2%
Bell Aliant	700	703	(3)	(0.4%)		2,074	2,092	(18)	(0.9%)
Inter-segment eliminations	(103)	(102)	(1)	(1.0%)		(300)	(306)	6	2.0%
Total BCE Inc.	4,910	4,517	393	8.7%		14,331	13,390	941	7.0%

Operating costs
Bell Wireline	(1,567)	(1,668)	101	6.1%		(4,754)	(5,051)	297	5.9%
Bell Wireless	(858)	(801)	(57)	(7.1%)		(2,464)	(2,283)	(181)	(7.9%)
Bell Media	(354)	-	(354)	n.m.		(760)	-	(760)	n.m.
Inter-segment eliminations	71	46	25	54.3%		185	139	46	33.1%
Total Bell	(2,708)	(2,423)	(285)	(11.8%)		(7,793)	(7,195)	(598)	(8.3%)
Bell Aliant	(364)	(355)	(9)	(2.5%)		(1,078)	(1,064)	(14)	(1.3%)
Inter-segment eliminations	103	102	1	1.0%		300	306	(6)	(2.0%)
Total BCE Inc.	(2,969)	(2,676)	(293)	(10.9%)		(8,571)	(7,953)	(618)	(7.8%)

EBITDA
Bell Wireline	1,043	1,026	17	1.7%		3,158	3,075	83	2.7%
Margin	40.0%	38.1%		1.9	pts	39.9%	37.8%		2.1	pts
Bell Wireless	481	467	14	3.0%		1,402	1,334	68	5.1%
Margin	35.9%	36.8%		(0.9	) pts	36.3%	36.9%		(0.6	) pts
Bell Media	81	-	81	n.m.		204	-	204	n.m.
Margin	18.6%	n.m.		n.m.		21.2%	n.m.		n.m.
Total Bell	1,605	1,493	112	7.5%		4,764	4,409	355	8.1%
Margin	37.2%	38.1%		(0.9	) pts	37.9%	38.0%		(0.1	) pts
Bell Aliant	336	348	(12)	(3.4%)		996	1,028	(32)	(3.1%)
Margin	48.0%	49.5%		(1.5	) pts	48.0%	49.1%		(1.1	) pts
Total BCE Inc.	1,941	1,841	100	5.4%		5,760	5,437	323	5.9%
Margin	39.5%	40.8%		(1.3	) pts	40.2%	40.6%		(0.4	) pts
Capital expenditures
Bell Wireline	474	521	47	9.0%		1,326	1,373	47	3.4%
Capital Intensity (6)	18.2%	19.3%		1.1	pts	16.8%	16.9%		0.1	pts
Bell Wireless	150	123	(27)	(22.0%)		431	260	(171)	(65.8%)
Capital Intensity	11.2%	9.7%		(1.5	) pts	11.1%	7.2%		(3.9	) pts
Bell Media	28	-	(28)	n.m.		55	-	(55)	n.m.
Capital Intensity	6.4%	n.m.		n.m.		5.7%	n.m.		n.m.
Total Bell	652	644	(8)	(1.2%)		1,812	1,633	(179)	(11.0%)
Capital Intensity	15.1%	16.4%		1.3	pts	14.4%	14.1%		(0.3	) pts
Bell Aliant	162	113	(49)	(43.4%)		436	331	(105)	(31.7%)
Capital Intensity	23.1%	16.1%		(7.0	) pts	21.0%	15.8%		(5.2	) pts
Total BCE Inc.	814	757	(57)	(7.5%)		2,248	1,964	(284)	(14.5%)
Capital Intensity	16.6%	16.8%		0.2	pts	15.7%	14.7%		(1.0	) pts

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 4

BCE Inc.
Segmented Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2011	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10

Revenues
Bell Wireline	7,912	2,610	2,630	2,672	10,948	2,822	2,694	2,685	2,747
Bell Wireless	3,866	1,339	1,276	1,251	4,906	1,289	1,268	1,203	1,146
Bell Media	964	435	529	-	-	-	-	-	-
Inter-segment eliminations	(185)	(71)	(73)	(41)	(185)	(46)	(46)	(45)	(48)
Total Bell	12,557	4,313	4,362	3,882	15,669	4,065	3,916	3,843	3,845
Bell Aliant	2,074	700	692	682	2,808	716	703	700	689
Inter-segment eliminations	(300)	(103)	(99)	(98)	(408)	(102)	(102)	(103)	(101)
Total BCE Inc.	14,331	4,910	4,955	4,466	18,069	4,679	4,517	4,440	4,433

Operating costs
Bell Wireline	(4,754)	(1,567)	(1,559)	(1,628)	(6,854)	(1,803)	(1,668)	(1,640)	(1,743)
Bell Wireless	(2,464)	(858)	(816)	(790)	(3,188)	(905)	(801)	(747)	(735)
Bell Media	(760)	(354)	(406)	-	-	-	-	-	-
Inter-segment eliminations	185	71	73	41	185	46	46	45	48
Total Bell	(7,793)	(2,708)	(2,708)	(2,377)	(9,857)	(2,662)	(2,423)	(2,342)	(2,430)
Bell Aliant	(1,078)	(364)	(360)	(354)	(1,435)	(371)	(355)	(358)	(351)
Inter-segment eliminations	300	103	99	98	408	102	102	103	101
Total BCE Inc.	(8,571)	(2,969)	(2,969)	(2,633)	(10,884)	(2,931)	(2,676)	(2,597)	(2,680)

EBITDA
Bell Wireline	3,158	1,043	1,071	1,044	4,094	1,019	1,026	1,045	1,004
Margin	39.9%	40.0%	40.7%	39.1%	37.4%	36.1%	38.1%	38.9%	36.5%
Bell Wireless	1,402	481	460	461	1,718	384	467	456	411
Margin	36.3%	35.9%	36.1%	36.9%	35.0%	29.8%	36.8%	37.9%	35.9%
Bell Media	204	81	123	-	-	-	-	-	-
Margin	21.2%	18.6%	23.3%	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Bell	4,764	1,605	1,654	1,505	5,812	1,403	1,493	1,501	1,415
Margin	37.9%	37.2%	37.9%	38.8%	37.1%	34.5%	38.1%	39.1%	36.8%
Bell Aliant	996	336	332	328	1,373	345	348	342	338
Margin	48.0%	48.0%	48.0%	48.1%	48.9%	48.2%	49.5%	48.9%	49.1%
Total BCE Inc.	5,760	1,941	1,986	1,833	7,185	1,748	1,841	1,843	1,753
Margin	40.2%	39.5%	40.1%	41.0%	39.8%	37.4%	40.8%	41.5%	39.5%
Capital expenditures
Bell Wireline	1,326	474	450	402	2,019	646	521	464	388
Capital Intensity	16.8%	18.2%	17.1%	15.0%	18.4%	22.9%	19.3%	17.3%	14.1%
Bell Wireless	431	150	168	113	485	225	123	84	53
Capital Intensity	11.1%	11.2%	13.2%	9.0%	9.9%	17.5%	9.7%	7.0%	4.6%
Bell Media	55	28	27	-	-	-	-	-	-
Capital Intensity	5.7%	6.4%	5.1%	n.m.	n.m.	n.m.	n.m.	n.m.	n.m.
Total Bell	1,812	652	645	515	2,504	871	644	548	441
Capital Intensity	14.4%	15.1%	14.8%	13.3%	16.0%	21.4%	16.4%	14.3%	11.5%
Bell Aliant	436	162	155	119	494	163	113	124	94
Capital Intensity	21.0%	23.1%	22.4%	17.4%	17.6%	22.8%	16.1%	17.7%	13.6%
Total BCE Inc.	2,248	814	800	634	2,998	1,034	757	672	535
Capital Intensity	15.7%	16.6%	16.1%	14.2%	16.6%	22.1%	16.8%	15.1%	12.1%

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 5

Bell Wireline (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2011	Q3 2010	% change		YTD 2011	YTD 2010	% change
Bell Wireline
Local & access	710	759	(6.5%)		2,165	2,279	(5.0%)
Long distance	223	224	(0.4%)		684	691	(1.0%)
Data	930	972	(4.3%)		2,818	2,950	(4.5%)
Video	454	437	3.9%		1,374	1,299	5.8%
Equipment & other	212	223	(4.9%)		639	670	(4.6%)
Total external revenues	2,529	2,615	(3.3%)		7,680	7,889	(2.6%)
Inter-segment revenues	81	79	2.5%		232	237	(2.1%)
Total Bell Wireline operating revenue	2,610	2,694	(3.1%)		7,912	8,126	(2.6%)
Operating costs	(1,567)	(1,668)	6.1%		(4,754)	(5,051)	5.9%
EBITDA	1,043	1,026	1.7%		3,158	3,075	2.7%
EBITDA Margin	40.0%	38.1%	1.9	pts	39.9%	37.8%	2.1	pts

Capital expenditures	474	521	9.0%		1,326	1,373	3.4%
Capital intensity	18.2%	19.3%	1.1	pts	16.8%	16.9%	0.1	pts

Local
Network access services (NAS)
Residential	3,365,854	3,645,437	(7.7%)		3,365,854	3,645,437	(7.7%)
Business	2,839,482	2,894,440	(1.9%)		2,839,482	2,894,440	(1.9%)
Total	6,205,336	6,539,877	(5.1%)		6,205,336	6,539,877	(5.1%)
Network access service net (losses)/activations
Residential	(95,267)	(68,483)	(39.1%)		(243,033)	(241,093)	(0.8%)
Business	(15,362)	(23,686)	35.1%		(27,336)	(80,052)	65.9%
Total	(110,629)	(92,169)	(20.0%)		(270,369)	(321,145)	15.8%
Internet
High Speed Internet net activations	(101)	21,668	n.m		14,335	28,236	(49.2%)
High Speed Internet subscribers EOP	2,111,661	2,085,227	1.3%		2,111,661	2,085,227	1.3%
Video
Net subscriber activations	26,037	18,538	40.5%		39,772	48,202	(17.5%)
Total subscribers EOP	2,059,870	1,997,079	3.1%		2,059,870	1,997,079	3.1%
ARPU (7) ($/month)	74.45	73.34	1.5%		75.16	73.11	2.8%
Churn (8) (%) (average per month)	1.8%	1.6%	(0.2	) pts	1.6%	1.3%	(0.3	) pts

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 6

Bell Wireline - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2011	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Bell Wireline
Local & access	2,165	710	726	729	3,012	733	759	758	762
Long distance	684	223	227	234	923	232	224	231	236
Data	2,818	930	933	955	3,985	1,035	972	963	1,015
Video	1,374	454	460	460	1,749	450	437	434	428
Equipment & other	639	212	208	219	962	292	223	220	227
Total external revenues	7,680	2,529	2,554	2,597	10,631	2,742	2,615	2,606	2,668
Inter-segment revenues	232	81	76	75	317	80	79	79	79
Total Bell Wireline operating revenue	7,912	2,610	2,630	2,672	10,948	2,822	2,694	2,685	2,747
Operating costs	(4,754)	(1,567)	(1,559)	(1,628)	(6,854)	(1,803)	(1,668)	(1,640)	(1,743)
EBITDA	3,158	1,043	1,071	1,044	4,094	1,019	1,026	1,045	1,004
EBITDA Margin	39.9%	40.0%	40.7%	39.1%	37.4%	36.1%	38.1%	38.9%	36.5%

Capital expenditures	1,326	474	450	402	2,019	646	521	464	388
Capital intensity	16.8%	18.2%	17.1%	15.0%	18.4%	22.9%	19.3%	17.3%	14.1%

Local
Network access services (NAS)
Residential	3,365,854	3,365,854	3,461,121	3,544,600	3,608,887	3,608,887	3,645,437	3,713,920	3,810,912
Business	2,839,482	2,839,482	2,854,844	2,871,862	2,866,818	2,866,818	2,894,440	2,918,126	2,950,281
Total	6,205,336	6,205,336	6,315,965	6,416,462	6,475,705	6,475,705	6,539,877	6,632,046	6,761,193
Network access service net (losses)/activations
Residential	(243,033)	(95,267)	(83,479)	(64,287)	(277,643)	(36,550)	(68,483)	(96,992)	(75,618)
Business	(27,336)	(15,362)	(17,018)	5,044	(107,674)	(27,622)	(23,686)	(32,155)	(24,211)
Total	(270,369)	(110,629)	(100,497)	(59,243)	(385,317)	(64,172)	(92,169)	(129,147)	(99,829)
Internet
High Speed Internet net activations	14,335	(101)	1,275	13,161	40,335	12,099	21,668	(3,899)	10,467
High Speed Internet subscribers EOP	2,111,661	2,111,661	2,111,762	2,110,487	2,097,326	2,097,326	2,085,227	2,063,559	2,067,458
Video
Net subscriber activations	39,772	26,037	6,072	7,663	71,221	23,019	18,538	9,775	19,889
Total subscribers EOP	2,059,870	2,059,870	2,033,833	2,027,761	2,020,098	2,020,098	1,997,079	1,978,541	1,968,766
ARPU ($/month)	75.16	74.45	76.22	75.76	73.49	74.79	73.34	73.43	72.60
Churn (%) (average per month)	1.6%	1.8%	1.7%	1.4%	1.4%	1.5%	1.6%	1.3%	1.1%

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 7

Bell Wireless (2)

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2011	Q3 2010	% change		YTD 2011	YTD 2010	% change
Bell Wireless
Revenue
Service	1,228	1,157	6.1%		3,547	3,321	6.8%
Product	102	103	(1.0%)		293	273	7.3%
Total external Bell Wireless revenues	1,330	1,260	5.6%		3,840	3,594	6.8%
Inter-segment	9	8	12.5%		26	23	13.0%
Total Bell Wireless operating revenues	1,339	1,268	5.6%		3,866	3,617	6.9%
Operating costs	(858)	(801)	(7.1%)		(2,464)	(2,283)	(7.9%)
EBITDA	481	467	3.0%		1,402	1,334	5.1%
EBITDA margin (Total revenues)	35.9%	36.8%	(0.9	) pts	36.3%	36.9%	(0.6	) pts
EBITDA margin (Service revenues)	39.2%	40.4%	(1.2	) pts	39.5%	40.2%	(0.7	) pts

Capital expenditures	150	123	(22.0%)		431	260	(65.8%)
Capital intensity	11.2%	9.7%	(1.5	) pts	11.1%	7.2%	(3.9	) pts
Wireless gross activations	525,780	537,295	(2.1%)		1,424,479	1,446,768	(1.5%)
Postpaid	372,346	368,154	1.1%		1,013,648	933,045	8.6%
Wireless net activations	85,749	137,880	(37.8%)		127,548	291,964	(56.3%)
Postpaid	126,854	159,465	(20.5%)		301,811	343,431	(12.1%)
Wireless subscribers EOP	7,369,596	7,125,266	3.4%		7,369,596	7,125,266	3.4%
Postpaid	5,843,180	5,384,661	8.5%		5,843,180	5,384,661	8.5%
Average revenue per unit (ARPU)($/month)	55.01	53.54	2.7%		53.23	51.93	2.5%
Prepaid	17.81	18.85	(5.5%)		16.65	18.02	(7.6%)
Postpaid	64.98	65.04	(0.1%)		63.57	63.50	0.1%
Churn (%) (average per month)	2.0%	1.9%	(0.1	) pts	2.0%	1.9%	(0.1	) pts
Prepaid	3.9%	3.4%	(0.5	) pts	3.8%	3.4%	(0.4	) pts
Postpaid	1.5%	1.4%	(0.1	) pts	1.5%	1.3%	(0.2	) pts
Usage per subscriber (min/month)	291	280	3.9%		278	272	2.2%
Cost of acquisition (COA) (9) ($/sub) (A)	392	355	(10.4%)		387	338	(14.5%)

(A)	In Q1 2011, we changed our methodology for calculating Wireless COA to better align with Canadian industry practice. All prior periods have been restated for comparability.

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 8

Bell Wireless - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2011	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Bell Wireless
Revenue
Service	3,547	1,228	1,174	1,145	4,469	1,148	1,157	1,111	1,053
Product	293	102	92	99	407	134	103	84	86
Total external Bell Wireless revenues	3,840	1,330	1,266	1,244	4,876	1,282	1,260	1,195	1,139
Inter-segment	26	9	10	7	30	7	8	8	7
Total Bell Wireless operating revenues	3,866	1,339	1,276	1,251	4,906	1,289	1,268	1,203	1,146
Operating costs	(2,464)	(858)	(816)	(790)	(3,188)	(905)	(801)	(747)	(735)
EBITDA	1,402	481	460	461	1,718	384	467	456	411
EBITDA margin (Total revenues)	36.3%	35.9%	36.1%	36.9%	35.0%	29.8%	36.8%	37.9%	35.9%
EBITDA margin (Service revenues)	39.5%	39.2%	39.2%	40.3%	38.4%	33.4%	40.4%	41.0%	39.0%

Capital expenditures	431	150	168	113	485	225	123	84	53
Capital intensity	11.1%	11.2%	13.2%	9.0%	9.9%	17.5%	9.7%	7.0%	4.6%
Wireless gross activations	1,424,479	525,780	474,900	423,799	1,999,482	552,714	537,295	480,639	428,834
Postpaid	1,013,648	372,346	341,645	299,657	1,332,086	399,041	368,154	300,579	264,312
Wireless net activations	127,548	85,749	36,507	5,292	408,746	116,782	137,880	98,459	55,625
Postpaid	301,811	126,854	94,309	80,648	500,139	156,708	159,465	102,754	81,212
Wireless subscribers EOP	7,369,596	7,369,596	7,283,847	7,247,340	7,242,048	7,242,048	7,125,266	6,987,386	6,888,927
Postpaid	5,843,180	5,843,180	5,716,326	5,622,017	5,541,369	5,541,369	5,384,661	5,225,196	5,122,442
Average revenue per unit (ARPU)($/month)	53.23	55.01	52.99	51.68	52.03	52.34	53.54	52.12	50.07
Prepaid	16.65	17.81	16.88	15.36	17.76	16.96	18.85	18.35	16.87
Postpaid	63.57	64.98	63.18	62.51	63.49	63.47	65.04	63.66	61.72
Churn (%)(average per month)	2.0%	2.0%	2.0%	1.9%	1.9%	2.0%	1.9%	1.8%	1.8%
Prepaid	3.8%	3.9%	3.7%	3.7%	3.5%	3.6%	3.4%	3.4%	3.4%
Postpaid	1.5%	1.5%	1.5%	1.4%	1.4%	1.5%	1.4%	1.3%	1.2%
Usage per subscriber (min/month)	278	291	282	256	274	277	280	284	259
Cost of acquisition (COA)($/sub) (A)	387	392	400	366	358	411	355	335	321

(A)	In Q1 2011, we changed our methodology for calculating Wireless COA to better align with Canadian industry practice. All prior periods have been restated for comparability.

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 9

BCE Inc.
Net debt and other information

BCE Inc. - Net debt and preferreds

At September 30, 2011		BCE Inc.
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
		Bell
	Bell	Aliant	BCE Inc.
Debt due within one year	1,833	411	2,244
Long-term debt	10,072	2,653	12,725
Preferred shares - BCE (A)	1,558	-	1,558
Cash and cash equivalents	(1,085)	(19)	(1,104)
Net debt	12,378	3,045	15,423

Bell - Net debt and preferreds
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	September 30	June 30	March 31	Dec. 31
	2011	2011	2011	2010

Debt due within one year	1,833	1,843	2,279	1,766
Long-term debt	10,072	10,042	9,189	8,221
Preferred shares - BCE (A)	1,558	1,385	1,385	1,385
Cash and cash equivalents	(1,085)	(263)	(2,147)	(749)
Net Debt	12,378	13,007	10,706	10,623

Net Debt / Adjusted EBITDA (B)	1.93	2.06	1.73	1.74
Adjusted EBITDA (B) / Net interest, excluding interest on employee benefit obligations and interest expense on fund unit liability and including 50% of preferred dividends	9.45	9.93	10.46	10.67

Bell Media - Proportionate Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)
	YTD 2011	Q3 2011	Q2 2011
Proportionate Net Debt	220	220	275
Proportionate EBITDA	159	56	103

Cash Flow Information
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3	Q3			YTD	YTD
	2011	2010	$ change	% change	2011	2010	$ change	% change
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	1,651	1,402	249	17.8%	3,453	3,463	(10)	(0.3%)
Capital expenditures	(652)	(644)	(8)	(1.2%)	(1,812)	(1,633)	(179)	(11.0%)
Dividends paid on preferred shares	(31)	(25)	(6)	(24.0%)	(87)	(80)	(7)	(8.8%)
Dividends/distributions paid by subsidiaries to non-controlling interest	(11)	-	(11)	n.m.	(23)	-	(23)	n.m.
Bell Aliant distributions to BCE	48	73	(25)	(34.2%)	166	218	(52)	(23.9%)
FCF	1,005	806	199	24.7%	1,697	1,968	(271)	(13.8%)

Cash Flow Information - Historical Trend
($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD	Q3	Q2	Q1	Total	Q4	Q3	Q2	Q1
	2011	2011	2011	2011	2010	2010	2010	2010	2010
Free Cash Flow (FCF)
Cash from operating activities, excluding acquisition costs paid	3,453	1,651	1,065	737	3,758	295	1,402	1,105	956
Capital expenditures	(1,812)	(652)	(645)	(515)	(2,504)	(871)	(644)	(548)	(441)
Dividends paid on preferred shares	(87)	(31)	(28)	(28)	(108)	(28)	(25)	(27)	(28)
Dividends/distributions paid by subsidiaries to non-controlling interest	(23)	(11)	(12)	-	-	-	-	-	-
Bell Aliant distributions to BCE	166	48	47	71	291	73	73	72	73
FCF	1,697	1,005	427	265	1,437	(531)	806	602	560

(A)	Net debt includes 50% of preferred shares.
(B)	Adjusted EBITDA is defined as EBITDA including dividends / distributions from Bell Aliant to BCE and is based on trailling 12 months data.

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 10

BCE Inc.
Consolidated Statements of Financial Position Data

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	September 30 2011	June 30 2011	March 31 2011	December 31 2010
ASSETS
Current assets
Cash	132	27	2,069	129
Cash equivalents	972	249	103	642
Trade and other receivables	2,835	3,211	2,580	2,885
Current tax receivable	80	87	97	139
Inventory	487	414	424	431
Prepaid expenses	347	404	450	224
Other current assets	158	110	106	205
Total current assets	5,011	4,502	5,829	4,655
Non-current assets
Property, plant and equipment	18,517	18,330	17,582	17,775
Intangible assets	8,027	8,116	6,288	6,201
Deferred tax assets	424	451	437	501
Investments in associates and joint ventures	308	308	313	303
Other non-current assets	611	550	669	652
Goodwill	7,253	7,253	5,806	5,806
Total non-current assets	35,140	35,008	31,095	31,238
Total assets	40,151	39,510	36,924	35,893
LIABILITIES
Current liabilities
Trade and other payables	3,657	3,595	3,232	3,815
Interest payable	160	134	135	143
Dividends payable	417	414	383	356
Current tax liabilities	142	139	78	37
Other current liabilities	13	46	51	33
Debt due within one year	2,244	2,239	3,049	2,570
Total current liabilities	6,633	6,567	6,928	6,954
Non-current liabilities
Long-term debt	12,725	12,699	11,556	10,581
Fund unit liability	-	-	-	3,060
Deferred tax liabilities	618	784	579	526
Employee benefit obligation	4,348	3,142	2,786	3,302
Other non-current liabilities	1,383	1,573	1,280	1,302
Total non-current liabilities	19,074	18,198	16,201	18,771
Total liabilities	25,707	24,765	23,129	25,725

Equity
Equity attributable to owners
Preferred shares	3,115	2,770	2,770	2,770
Common shares	13,585	13,568	12,745	12,691
Contributed surplus	2,530	2,531	2,536	2,579
Accumulated other comprehensive (loss) income	32	(43)	48	66
Deficit	(5,627)	(4,988)	(4,970)	(7,952)
Total equity attributable to owners	13,635	13,838	13,129	10,154
Non-controlling interest	809	907	666	14
Total equity	14,444	14,745	13,795	10,168
Total liabilities and equity	40,151	39,510	36,924	35,893
Number of common shares outstanding	778.0	777.5	754.1	752.3

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 11

BCE Inc.
Consolidated Cash Flow Data

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	Q3 2011	Q3 2010	$ change		YTD 2011	YTD 2010	$ change
Net earnings	736	482	254		2,001	1,846	155
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of intangible assets	808	781	27		2,419	2,325	94
Net employee benefit plans cost	50	72	(22)		146	221	(75)
Severance, acquisition and other costs	130	129	1		410	176	234
Net interest expense	207	260	(53)		608	784	(176)
Gains on investments	-	-	-		(89)	(135)	46
Income taxes	80	98	(18)		473	473	-
Contributions to employee pension plans	(91)	(115)	24		(530)	(414)	(116)
Payments under other employee future benefit plans	(25)	(25)	-		(76)	(73)	(3)
Severance and other costs paid	(37)	(35)	(2)		(343)	(178)	(165)
Acquisition costs paid	(7)	(6)	(1)		(42)	(12)	(30)
Interest paid	(178)	(245)	67		(561)	(800)	239
Income taxes paid (net of refunds)	(24)	(15)	(9)		(57)	(75)	18
Operating assets and liabilities	267	170	97		(328)	(262)	(66)
Cash flows from operating activities	1,916	1,551	365		4,031	3,876	155
Bell Aliant dividends/distributions paid to BCE	48	73	(25)		166	218	(52)
Capital expenditures	(814)	(757)	(57)		(2,248)	(1,964)	(284)
Cash dividends paid on preferred shares	(31)	(25)	(6)		(87)	(80)	(7)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(75)	-	(75)		(243)	-	(243)
Acquisition costs paid	7	6	1		42	12	30
Bell Aliant Free Cash Flow	(46)	(42)	(4)		36	(94)	130
Free Cash Flow (4)	1,005	806	199		1,697	1,968	(271)
Bell Aliant free cash flow, excluding dividends/distributions paid	(2)	(31)	29		(202)	(124)	(78)
Business acquisitions	-	-	-		(680)	13	(693)
Acquisition costs paid	(7)	(6)	(1)		(42)	(12)	(30)
Business dispositions	-	-	-		2	8	(6)
Increase in investments	(2)	(7)	5		(6)	(40)	34
Decrease in investments	2	6	(4)		50	139	(89)
Other investing activities	1	-	1		4	6	(2)
Increase (decrease) in notes payable and bank advances	106	47	59		(24)	146	(170)
Increase (reduction) in trade receivables securitization program	-	4	(4)		(350)	(15)	(335)
Issue of long-term debt	3	350	(347)		2,306	350	1,956
Repayment of long-term debt	(193)	(404)	211		(2,008)	(635)	(1,373)
Cash dividends paid on common shares	(402)	(329)	(73)		(1,117)	(972)	(145)
Issue of common shares	15	15	-		115	28	87
Repurchase of common shares	-	(125)	125		-	(375)	375
Issue of preferred shares	345	-	345		345	-	345
Issue of equity securities by subsidiaries to non-controlling interest	-	-	-		288	-	288
Other financing activities	(43)	(67)	24		(45)	12	(57)
	(177)	(547)	370		(1,364)	(1,471)	107
Net increase in cash and cash equivalents	828	259	569		333	497	(164)
Cash and cash equivalents at beginning of period	276	922	(646)		771	684	87
Cash and cash equivalents at end of period	1,104	1,181	(77)		1,104	1,181	(77)

Other information
Cash flow per share (10)	$1.43	$1.17	$0.26		$2.32	$2.88	$(0.56)
Annualized cash flow yield (11)	3.8%	7.8%	(4.0	) pts	3.8%	7.8%	(4.0	) pts

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 12

BCE Inc.
Consolidated Cash Flow Data - Historical Trend

($ millions of Canadian dollars, except where otherwise indicated) (unaudited)	YTD 2011	Q3 11	Q2 11	Q1 11	Total 2010	Q4 10	Q3 10	Q2 10	Q1 10
Net earnings	2,001	736	683	582	2,190	344	482	630	734
Adjustments to reconcile net earnings to cash flows from operating activities
Depreciation and amortization of intangible assets	2,419	808	821	790	3,125	800	781	778	766
Net employee benefit plans cost	146	50	49	47	294	73	72	73	76
Severance, acquisition and other costs	410	130	219	61	262	86	129	15	32
Net interest expense	608	207	212	189	1,049	265	260	262	262
Gains on investments	(89)	-	(89)	-	(135)	-	-	(10)	(125)
Income taxes	473	80	194	199	632	159	98	172	203
Contributions to employee pension plans	(530)	(91)	(85)	(354)	(1,315)	(901)	(115)	(144)	(155)
Payments under other employee future benefit plans	(76)	(25)	(27)	(24)	(98)	(25)	(25)	(24)	(24)
Severance and other costs paid	(343)	(37)	(59)	(247)	(238)	(60)	(35)	(49)	(94)
Acquisition costs paid	(42)	(7)	(31)	(4)	(24)	(12)	(6)	(2)	(4)
Interest paid	(561)	(178)	(216)	(167)	(1,092)	(292)	(245)	(305)	(250)
Income taxes paid (net of refunds)	(57)	(24)	(25)	(8)	(129)	(54)	(15)	(36)	(24)
Operating assets and liabilities	(328)	267	(265)	(330)	(154)	108	170	(39)	(393)
Cash flows from operating activities	4,031	1,916	1,381	734	4,367	491	1,551	1,321	1,004
Bell Aliant dividends/distributions paid to BCE	166	48	47	71	291	73	73	72	73
Capital expenditures	(2,248)	(814)	(800)	(634)	(2,998)	(1,034)	(757)	(672)	(535)
Cash dividends paid on preferred shares	(87)	(31)	(28)	(28)	(108)	(28)	(25)	(27)	(28)
Cash dividends/distributions paid by subsidiaries to non-controlling interest	(243)	(75)	(77)	(91)	-	-	-	-	-
Acquisition costs paid	42	7	31	4	24	12	6	2	4
Bell Aliant Free Cash Flow	36	(46)	(127)	209	(139)	(45)	(42)	(94)	42
Free Cash Flow	1,697	1,005	427	265	1,437	(531)	806	602	560
Bell Aliant free cash flow, excluding dividends/distributions paid	(202)	(2)	80	(280)	(152)	(28)	(31)	22	(115)
Business acquisitions	(680)	-	(680)	-	(60)	(73)	-	4	9
Acquisition costs paid	(42)	(7)	(31)	(4)	(24)	(12)	(6)	(2)	(4)
Business dispositions	2	-	-	2	8	-	-	8	-
Increase in investments	(6)	(2)	(2)	(2)	(44)	(4)	(7)	(25)	(8)
Decrease in investments	50	2	45	3	139	-	6	123	10
Other investing activities	4	1	(1)	4	7	1	-	3	3
(Decrease) increase in notes payable and bank advances	(24)	106	(656)	526	250	104	47	(9)	108
(Reduction) increase in trade receivables securitization program	(350)	-	(348)	(2)	(37)	(22)	4	(19)	-
Issue of long-term debt	2,306	3	1,301	1,002	1,366	1,016	350	-	-
Repayment of long-term debt	(2,008)	(193)	(1,739)	(76)	(956)	(321)	(404)	(175)	(56)
Cash dividends paid on common shares	(1,117)	(402)	(371)	(344)	(1,318)	(346)	(329)	(333)	(310)
Issue of common shares	115	15	51	49	39	11	15	12	1
Repurchase of common shares	-	-	-	-	(500)	(125)	(125)	(125)	(125)
Issue of preferred shares	345	345	-	-	-	-	-	-	-
Issue of equity securities by subsidiaries to non-controlling interest	288	-	-	288	-	-	-	-	-
Other financing activities	(45)	(43)	28	(30)	(68)	(80)	(67)	90	(11)
	(1,364)	(177)	(2,323)	1,136	(1,350)	121	(547)	(426)	(498)
Net increase (decrease) in cash and cash equivalents	333	828	(1,896)	1,401	87	(410)	259	176	62
Cash and cash equivalents at beginning of period	771	276	2,172	771	684	1,181	922	746	684
Cash and cash equivalents at end of period	1,104	1,104	276	2,172	771	771	1,181	922	746

Other information
Cash flow per share	$2.32	$1.43	$0.76	$0.13	$2.29	$(0.59)	$1.17	$0.98	$0.73
Annualized cash flow yield	3.8%	3.8%	3.3%	4.3%	5.4%	5.4%	7.8%	7.7%	7.7%

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 13

Accompanying Notes

(1)	Throughout this report, BCE means BCE Inc., its subsidiaries, joint ventures and associates; Bell means our Bell Wireline, Bell Wireless and Bell Media segments on an aggregate basis; and Bell Aliant means Bell Aliant Inc. and its subsidiaries.

(2)	We report our results of operations in four segments: Bell Wireline, Bell Wireless, Bell Media and Bell Aliant. Our reporting structure reflects how we manage our business and how we classify our operations for planning and measuring performance.

In the second quarter of 2011, BCE acquired the remaining 85% of CTV Inc. (CTV) common shares that it did not already own. CTV is a media company that holds specialty television, digital media, conventional TV and radio broadcasting assets. CTV is reported as a new segment, Bell Media. As at the acquisition date, we transferred certain assets from our wireline business segment to this new segment.

In the first quarter of 2011, Bell acquired xwave, a division of Bell Aliant, specializing in IT professional services and advanced technology solutions. As a result, we have restated prior period results for Bell Wireline and Bell Aliant to reflect the change of ownership in xwave between Bell and Bell Aliant. Our reportable segments and consolidated results did not change as a result of this restatement.

(3)	EBITDA

We define EBITDA as operating revenues less operating costs, as shown in the consolidated income statements. We use EBITDA to evaluate the performance of our businesses as it reflects their ongoing profitability. EBITDA also is used as a component in the determination of short-term incentive compensation for all management employees. EBITDA is referred to as an additional GAAP measure because it is displayed on the face of our income statements.

(4)	Non-GAAP Financial Measures

Adjusted net earnings and Adjusted earnings per share (EPS)
The terms Adjusted net earnings and Adjusted EPS do not have any standardized meaning under IFRS. Therefore, they are unlikely to be comparable to similar measures presented by other companies.

We define Adjusted net earnings as net earnings attributable to common shareholders before severance, acquisition and other costs, and net (gains) losses on investments. For 2010, Adjusted net earnings also excludes the fair value adjustments on the fund unit liability and adjusts earnings to reflect the interest on the fund unit liability as non-controlling interest. We define Adjusted EPS as Adjusted net earnings per BCE Inc. common share.

We use Adjusted net earnings and Adjusted EPS, among other measures, to assess the operating performance of our ongoing businesses without the effects of severance, acquisition and other costs, and net (gains) losses on investments, net of tax and non-controlling interest. We exclude these items because they affect the comparability of our financial results and could potentially distort the analysis of trends in business performance. Excluding these items does not imply they are non-recurring.

The most comparable IFRS financial measures are net earnings attributable to common shareholders and earnings per share.

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 14

Accompanying Notes

Free Cash Flow
The term free cash flow does not have any standardized meaning under IFRS. Therefore, it is unlikely to be comparable to similar measures presented by  other companies.

We define free cash flow as cash flows from operating activities, excluding acquisition costs paid, and dividends/distributions received from Bell Aliant less capital expenditures, preferred share dividends, dividends/distributions paid by subsidiaries to non-controlling interest and Bell Aliant free cash flow.

We consider free cash flow to be an important indicator of the financial strength and performance of our business because it shows how much cash is available to repay debt and reinvest in our company. We present free cash flow consistently from period to period, which allows us to compare our financial performance on a consistent basis.

We believe that certain investors and analysts use free cash flow to value a business and its underlying assets.

The most comparable IFRS financial measure is cash from operating activities.

(5)	EBITDA margin is calculated as follows: EBITDA Operating revenues
(6)	Capital Intensity is calculated as follows: Capital expenditures Operating revenues
(7)	Average revenue per unit (ARPU) represents the measurement of the average revenue generated by each unit, expressed as a rate per month for the year.
(8)	Churn is the rate at which existing subscribers cancel their services. Churn is calculated as the number of subscribers disconnected divided by the average subscriber base.
(9)	Cost of acquisition (COA) is also referred to as subscriber acquisition costs. This measure is expressed per gross activation. It includes costs associated with acquiring a customer such as hardware subsidies, marketing and distribution costs.

(10)	Cash flow per share is calculated as follows: Cash flow from operating activities (excludes interest on fund unit liability) less capital expenditures Average number of common shares outstanding
(11)	Annualized cash flow yield is calculated as follows: Trailing 12 month free cash flow Number of common shares outstanding at end of period multiplied by share price at end of period

BCE Inc. Supplementary Financial Information – Third Quarter 2011  Page 15